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                                                                  EXHIBIT (g)(3)

              IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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                                                  :
MALCOLM ROSENWALD, as Beneficiary of the          :
IRA for the Benefit of Malcolm Rosenwald,         :  Civil Action No. 17056 NC
                                                  :
                       Plaintiff,                 :
                                                  :
          -against-                               :
                                                  :
JOHN B. McCOY, WILLIAM P. BOARDMAN,               :
GENE H. BISHOP, RONALD G. STEINHART,              :
PAMELA H. PATSLEY, RUPINDER S. SIDHU,             :
JOHN G. TOLLESON, PAYMENTECH, INC.,               :
FIRST DATA CORPORATION and BANK ONE               :
CORPORATION,                                      :
                                                  :
                       Defendants.                :
                                                  :
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                                   COMPLAINT
                                   ---------

     Plaintiff, by his attorneys, alleges upon personal knowledge with respect to paragraph 1, and upon information and belief as to all other allegations herein, as follows:

                                  THE PARTIES
                                  -----------

     1. Plaintiff is the owner of shares of the common stock of Paymentech, Inc. ("Paymentech" or the "Company").

     2. Paymentech is a corporation duly organized and existing under the laws of the State of Delaware. It is the third largest processor of credit-card transactions in the U.S.

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          3.   Defendant First Data Corporation ("First Data") is a corporation duly organized and existing under the laws of Delaware. It is the nation's largest processor of consumer payments to merchants.

          4. Defendant Bank One Corporation ("Bank One") is a corporation duly organized and existing under the laws of Delaware. Bank One owns, through its wholly-owned subsidiary First USA Financial, Inc. ("First USA Financial"), approximately 55% of the outstanding common stock of Paymentech.

          5. Defendant John B. McCoy has been a director of the Company since June 1997. He has served as Chairman and Chief Executive Officer of Bank One since January 1987. From January 1983 to January 1987, defendant McCoy served as President of Bank One.

          6. Defendant William P. Boardman has been a director of the Company since June 1997. He has served as Senior Executive Vice President of Bank One since 1984.

          7. Defendant Gene H. Bishop has been a director of the Company since December 1995.

          8. Defendant Pamela H. Patsley has been President, Chief Executive Officer and a director of Paymentech since December 1995. She has been the Chairman of the Board of First USA Financial Services, Inc., the Company's commercial card subsidiary, since August 1994.

          9. Defendant Rupinder S. Sidhu has been a director of the Company since December 1995.


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          10.  Defendant Ronald G. Steinhart is a director of the Company. He has been Chairman and Chief Executive Officer of Bank One's Commercial Banking Group since December 1996, and was appointed Chairman and Chief Executive Officer of Bank One, Texas, N.A., in January 1995.

          11. Defendant John C. Tolleson has been Chairman of the Board of the Company since December 1995. He has also served as Chairman of the Board and Chief Executive Officer of First USA, Inc. from August 1989 until June 1997. Defendant Tolleson is a director of Bank One.

          12. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Paymentech and owe them the highest obligations of good faith and fair dealing.

          13. Defendant Bank One, through its approximately 55% ownership of Paymentech and control of Paymentech's board, controls Paymentech. Defendant Bank One, therefore, is in a fiduciary relationship with plaintiff and the other public stockholders of Paymentech and owes them the highest obligations of good faith and fair dealing.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          14. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Paymentech stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest,


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who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          15.  This action is properly maintainable as a class action.

          16. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are approximately 16 million shares of Paymentech common stock beneficially held by thousands of shareholders other than Bank One, who are geographically dispersed throughout the United States.

          17. There are questions of law and fact which are common to the Class including, inter alia, whether Bank One and the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class.

          18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

          19. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.


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          20.  Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.


                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          21. On March 22, 1999, it was announced that First Data had agreed to buy the shares of Paymentech not owned by Bank One for $25.50 per share and to combine Paymentech with a unit of Bank One. The $25.50 offer price represents a mere 3% premium to Paymentech's closing price of $24 11/16 on March 19, 1999. Paymentech will be merged into Banc One Payment Services LLC, an existing payment-processing alliance between Bank One and First Data that will now be jointly owned by the two companies.

          22. The consideration to be paid to Class members in the transaction is unfair and inadequate because, among other things, the intrinsic value of Paymentech's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's current trading price and the Company's prospects for future growth and earnings. The announcement of the proposed transaction has capped the market price for Paymentech's stock to facilitate the freeze-out of Paymentech's minority shareholders at the lowest possible price.

          23. The proposed transaction could not proceed without the complete agreement of Bank One and Paymentech's Board of Directors which is controlled by Bank One. Bank One agreed to the proposed transaction to serve its own ends which include eliminating the public minority stake in Paymentech and enhancing its existing


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alliance with First Data. Thus, it was and is in Bank One's interest to ensure
First Data's agreement. Bank One thus suffers from a material conflict of interest in encouraging First Data to agree to the deal, although First Data is desirous of paying the lowest possible price to Paymentech's minority shareholders, while Bank One simultaneously had and has a fiduciary duty to the minority shareholders to ensure that they receive the highest available price. The individual Defendants suffer from the identical conflict of interest.

          24. Bank One and the Individual Defendants have breached their duty of loyalty to Paymentech's minority shareholders by agreeing to the proposed transaction which is unfair to Paymentech's minority shareholders. Bank One and the Individual Defendants have failed to take adequate measures to ensure that the interests of Paymentech's minority shareholders were properly protected from overreaching.

          25. Defendant First Data has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of plaintiff and the Class. First Data will pay approximately $400 million for the minority stake, the shares not owned by Bank One, in the Company. Defendant First Data would not make this substantial investment without the support of defendant Bank One or against the will of Bank One. Defendant Bank One supports the "low ball" offer by First Data to ensure First Data's willingness in completing the transaction which will freeze out Paymentech's minority stockholders on unfair terms.

          26. Unless enjoined by this Court, Bank One and the Individual Defendants, aided and abetted by first Data, will continue to breach their fiduciary duties


                                      -6-

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owed to plaintiff and the other members of the Class, and may consummate the proposed transaction which will exclude the Class from its fair proportionate share of Paymentech's valuable assets and businesses, to the irreparable harm of the Class.

          27.  Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A. declaring this to be a proper class action and certifying plaintiff as class representative;

          B. enjoining, preliminarily and permanently, the proposed transaction complained of herein;

          C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

          D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

          E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and


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          F.   granting such other and further relief as the Court deems
appropriate.


                                           ROSENTHAL, MONHAIT, GROSS
                                           & GODDESS, P.A.


                                           By: /s/ Kevin Gross
                                              ----------------------------
                                           Suite 1401, Mellon Bank Center
                                           P.O. Box 1070
                                           Wilmington, Delaware 19801
                                           (302) 656-4433
                                           Attorneys for Plaintiff


OF COUNSEL:

LOWEY DANNENBERG BEMPORAD &
 SELINGER, P.C.
The Gateway, 11th Floor
1 North Lexington Avenue
White Plains, NY 10601
(914) 997-0500

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